EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

For the Years ended

December 31, 2022, 2021 and 2020

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

NXT Energy Solutions Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NXT Energy Solutions Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s current and forecasted cash and cash equivalents and short-term investments position is not expected to be sufficient to meet its obligations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

[1]

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indicators of impairment of the intellectual property

As discussed in Note 9 to the consolidated financial statements, the Company had $13,168,509 of intellectual property as of December 31, 2022, of which $12,915,866 related to Stress Field Detection rights associated with hydrocarbon detection technology (“SFD”). As discussed in Note 2 to the consolidated financial statements, the Company assesses the recoverability of the intellectual property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Since the inception of the Company’s operations, there has been inconsistency in the occurrence, amount and timing of SFD related revenue. The Company’s assessment of indicators of impairment of the intellectual property includes the consideration of the carrying amount of the Company’s net assets compared to a range of indicative fair values determined using the following inputs and significant assumptions:

–	the Company’s market capitalization and publicly available control premiums for comparable entities

–	the Company’s historical and forecasted SFD related revenue and publicly available trading revenue multiples for comparable entities.

[2]

We identified the assessment of indicators of impairment of the intellectual property as a critical audit matter. The inconsistency in SFD related revenue indicated a higher risk that the intellectual property may not be recoverable, and therefore involved challenging auditor judgment. The control premiums, forecasted SFD related revenue and trading revenue multiples assumptions used to determine a range of indicative fair values of the Company net assets were challenging to test as they represented subjective determinations of conditions that were also sensitive to variations. Minor changes to those assumptions could have had a significant effect on the Company’s assessment of indicators of impairment. Additionally, the evaluation of the Company’s determination of control premiums and trading revenue multiples required specialized skills and knowledge.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the Company’s forecasted SFD related revenue by comparing to contracted and noncontracted future SFD related revenue and related documentation, including Company press releases and board minutes. We involved a valuation professional with specialized skills and knowledge, who assisted in:

–	evaluating the Company’s determination of the control premiums by comparing to a range that was independently developed using publicly available market data for comparable entities

–

evaluating the Company’s determination of the trading revenue multiples applied to historical and forecasted SFD related revenue by comparing to a range that was independently developed using publicly available market data from comparable entities.

We have served as the Company’s auditor since 2006.

Chartered Professional Accountants

Calgary, Canada

March 31, 2023

[3]

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

	December 31,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$263,437	$2,257,855
Short-term investments (Note 3)	-	550,000
Accounts receivable (Note 4)	57,065	841,567
Prepaid expenses and deposits (Note 5)	36,157	265,436
	356,659	3,914,858
Long term assets
Deposits (Note 6)	246,589	234,475
Property and equipment (Note 7)	544,446	624,763
Right of Use Assets (Note 8)	1,259,092	1,943,252
Intellectual property (Note 9)	13,168,509	14,867,023
	$15,575,295	$21,584,371
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 10, 24)	$1,276,236	$500,625
Current portion of long-term debt (Note 11)	111,111	64,815
Current portion of lease obligation (Note 12)	650,315	532,936
	2,037,662	1,098,376
Long-term liabilities
Long-term debt (Note 11)	824,074	935,185
Long-term lease obligations (Note 12)	596,408	1,369,668
Asset retirement obligation (Note 13)	24,574	22,337
	1,445,056	2,327,190
	3,482,718	3,425,566

Shareholders' equity
Common shares (Note 15): - authorized unlimited
Issued: 68,949,109 (2021 - 65,250,710) common shares	96,423,648	95,779,352
Contributed capital	9,404,518	9,381,966
Deficit	(93,735,589)	(87,002,513)
	12,092,577	18,158,805
	$15,575,295	$21,584,371

Going Concern (Note 1)

Commitments (Note 14)

Subsequent event (Note 15,17)

Signed "John Tilson"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

[4]

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

	For the Year ended December 31,
	2022	2021	2020
Revenue
SFD® related revenue (Note 21)	$-	$3,134,250	$136,566
Expenses
SFD® related costs, net (Note 22)	1,178,183	1,224,168	1,111,070
General and administrative expenses (Note 17, 23 & 24)	3,736,431	3,189,857	3,341,010
Amortization (Note 7, 9)	1,768,727	1,776,484	1,780,806
	6,683,341	6,190,509	6,232,886
Other expenses (income)
Interest (income) expense, net	36,220	37,955	(14,062)
Foreign exchange loss (gain)	(15,340)	8,597	(64,432)
Intellectual property and other	28,855	20,988	10,402
	49,735	67,540	(68,092)

Loss before income taxes	(6,733,076)	(3,123,799)	(6,028,228)

Income tax expense (Note 18)	-	-	-

Net loss and comprehensive loss	(6,733,076)	(3,123,799)	(6,028,228)
Net loss per share (Note 16)
Basic	(0.10)	(0.05)	(0.09)
Diluted	(0.10)	(0.05)	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

[5]

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the Year ended December 31,
	2022	2021	2020
Cash from (used in):
Operating activities
Net loss	$(6,733,076)	$(3,123,799)	$(6,028,228)
Items not affecting cash:
Stock based compensation expense (Note 17)	215,284	287,900	168,416
Amortization	1,768,727	1,776,484	1,780,806
Accretion expense (recovery) (Note 13)	2,237	(404)	2,069
Non-cash lease costs	(8,225)	(11,736)	(11,736)
Change in carry amount of right of use assets & lease liabilities	40,065	24,508	21,470
Unrealized foreign exchange (gain) loss	13,956	157	35,143
Loss on disposal of assets and lease modifications	11,921	-	-
Change in non-cash working capital balances (Note 20)	1,755,107	13,717	625,768
ARO liabilities settled (Note 13)	-	-	(809)
	3,799,072	2,090,626	2,621,127
Net cash used in operating activities	(2,934,004)	(1,033,173)	(3,407,101)

Financing activities
Proceeds from the Employee Share Purchase plan (Note 17)	49,738	69,259	7,592
Proceeds from (repayment of) long-term debt (Note 11)	(64,815)	1,000,000	-
Net proceeds from Rights Offering (Note 15)	216,062	-	-
Net proceeds from Private Placement (Note 15)	216,182	-	-
Share issuance costs for Geothermal Right (Note 15)	-	(42,697)	-
Repayment of financial liability and lease obligation (Note 12)	(27,950)	(151,134)	(181,208)
Net cash from (used in) financing activities	389,217	875,428	(173,616)

Investing activities
Acquisition of intellectual property (Note 9)	-	(65,310)	-
Proceeds from (used in) short-term investments	550,000	(208,739)	3,436,691
Net cash from (used in) investing activities	550,000	(274,049)	3,436,691

Effect of foreign exchange rate changes on cash and cash equivalents	369	(497)	(24,073)

Net decrease in cash and cash equivalents	(1,994,418)	(432,291)	(168,099)
Cash and cash equivalents, beginning of the year	2,257,855	2,690,146	2,858,245
Cash and cash equivalents, end of the year	$263,437	$2,257,855	$2,690,146

Supplemental information
Cash interest paid (received)	35,779	14,284	(21,422)
Cash taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

[6]

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity

(Expressed in Canadian dollars)

	For the Year ending December 31,
	2022	2021	2020

Common Shares
Balance at beginning of the year	$95,779,352	$95,327,123	$95,313,064
Issuance of common stock, net of share issuance costs for:
Rights Offering (Note 15)	216,062	-	-
Private placement (Note 15)	216,182	-	-
Employee Share Purchase Plan (Note 15)	89,127	173,023	14,059
Restricted Stock Unit Plan (Note 15)	122,925	114,604	-
Acquisition of SFD® Geothermal Right (Note 15)	-	164,602	-
Balance at end of the year	96,423,648	95,779,352	95,327,123
Contributed Capital
Balance at beginning of the year	9,381,966	9,355,716	9,306,493
Issuance of Equity for intellectual property (Note 15)	-	207,300	-
Transfer of equity to common shares (Note 15)	-	(207,300)	-
Recognition of stock based compensation expense (Note 17)	22,552	26,250	49,223
Balance at end of the year	9,404,518	9,381,966	9,355,716
Deficit
Balance at beginning of the year	(87,002,513)	(83,878,714)	(77,850,486)
Net loss income	(6,733,076)	(3,123,799)	(6,028,228)

Balance at end of the year	(93,735,589)	(87,002,513)	(83,878,714)

Total Shareholders' Equity at end of the year	12,092,577	18,158,805	20,804,125

The accompanying notes are an integral part of these consolidated financial statements.

[7]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential in both the hydrocarbon and geothermal industries.

These consolidated financial statements of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

These consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these consolidated financial statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these consolidated financial statements have been issued.

The Company has deferred payment of operating costs, including payroll and other general and administrative costs. Subsequent to December 31, 2022, the Company completed a private placement which resulted in raising an additional net proceeds of $1,658,280 (Note 15). Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with sufficient certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

[8]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

Use of Estimates and Judgements

In preparing these consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. The estimates and assumptions used are based upon management's best estimate as at the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2022 and 2021, the estimates and judgments included the assessment of impairment indicators of intellectual property.

The Company reviews intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment of its intellectual property, including the consideration of historical and forecasted SFD related revenues, market capitalization, control premiums, and the SFD related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the intellectual property.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, and the assumptions used to measure stock based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements for the year ended December 31, 2022 have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”).

[9]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

New Standards Effective During the Period

Disclosures by Business Entities about Government Assistance

In June 2021 the Financial Accounting Standards Board issued new guidance that increases the transparency of government assistance including the disclosure of the types of assistance, and entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. The new guidance is effective for annual periods beginning after December 15, 2021. The Company adopted ASU 2021-10 on January 1, 2022. Adoption of ASU 2021-10 did not have a material impact on the Company’s financial statements.

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (all of which are inactive). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term Guaranteed Investment Certificates (“GIC’s”) with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments consist of short term GICs, with original maturity dates greater than 90 days and up to one year.

Derivative Instruments

As at December 31, 2022 and 2021, NXT had no outstanding derivative instruments.

Fair Value Measures

For any balance sheet items recorded at fair value on a recurring basis or non-recurring basis, the Company is required to classify the fair value measure into one of three categories based on the fair value hierarchy noted below.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

At December 31, 2022, the fair value of the restricted stock units (“RSU”) liability based on share price was determined using Level I inputs.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances. There are no Level II fair value measures.

[10]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

The determination of the fair value of the acquisition of the Intellectual property (Note 9) was determined using Level III inputs in 2021.

Measurement of credit losses on financial instruments

The impairment model of financial instruments is based on expected losses rather than incurred losses. In making the assessment of expected losses, the Company considers the following factors: historically realized bad debts; a counterparty’s present financial condition and whether a counterparty has breached certain contracts; the probability that a counterparty will enter bankruptcy; changes in economic conditions that correlate to increased levels of default and term to maturity of the specific receivable. These expected credit losses are recognized as an allowance rather than as a direct write-down of the amortized cost basis.

Deposits

Deposits consist of security payments made to lessors for the Company’s office and aircraft lease. They are classified as long term if the lease end date is greater than one year.

Property and Equipment

Property and equipment is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Aircraft equipment	10% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	10% declining balance

Intellectual Property

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. The Company incurs periodic costs that are expensed when incurred to file patents and to maintain them.

 Impairment of Long-Lived Assets

The Company reviews long-lived assets, which includes property, equipment and intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment, and with respect to intellectual property, the Company’s assessment includes consideration of historical and forecasted SFD® related revenues, market capitalization, control premiums, and the SFD® related revenue multiples compared to industry peers.

[11]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

Research and Development Expenditure

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2022, 2021 and 2020.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Based Compensation

NXT follows the fair value method of accounting for stock options, restricted stock units, deferred stock units, and the employee share purchase plan (the “Share Compensation Plans”) that are granted to acquire common shares under NXT's Share Compensation Plans. For equity-settled stock-based compensation awards, fair values are determined at the grant date and the expense, net of estimated forfeitures, is recognized over the requisite service period with a corresponding increase recorded in contributed capital. An adjustment is made to compensation for any differences between the estimated forfeitures and the actual forfeitures. For cash-settled stock-based compensation awards, fair values, based on observable prices, are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to liabilities. Stock-based awards with performance conditions are recognized as compensation costs only when the performance condition is probable of being met.

[12]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

Upon exercise or realization of the equity-settled Share Compensation Plans, the consideration received by NXT, and the related amount which previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

Net Income (Loss) Per Share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income per share, in periods when NXT has net income, is computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and restricted stock units. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and restricted stock units that are exercisable at exercise prices below the Company's average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

Revenue

SFD® Surveys

The performance obligation for NXT in SFD® surveys is the acquisition, processing, interpretation and integration of Stress Field Detection (SFD®) data. Revenue from the sale of SFD® survey contracts (excluding any related foreign value added taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on our balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time.

[13]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

SFD® Data Sales

The performance obligation for NXT in SFD® data sales is the delivery of the promised specific services as itemized in the contract with the customer. Revenue from the sale of SFD® data (excluding any related foreign value added taxes) is recognized once the services are completed and the data is transferred to the customer.

Leases

The Company determines if an arrangement is an operating or finance lease, as defined under U.S. GAAP, at inception. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. These leases are included in right-of-use (“ROU”) assets and lease obligations in the Consolidated Balance Sheet.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease obligations represent the obligation to make lease payments arising from such leases. Lease obligations are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term, taking into consideration conditions such as incentives and termination penalties, as appropriate. A corresponding ROU asset is recognized at the amount of the lease obligation, adjusted for payments made prior to lease commencement or initial direct costs, if any.

When calculating the present value, the Company uses the rate implicit in the lease, or uses its incremental borrowing rate for a similar term and risk profile based on the information available at the commencement date. The Company’s lease terms may have options to extend or terminate the lease which are included in the calculation of lease obligations when it is reasonably certain that it will exercise those options. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Office and equipment lease expenses are included within General and administrative expenses; the aircraft lease cost is included within SFD® related costs.

Lease agreements can contain both lease and non-lease components, which are accounted for separately.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as an expense reduction in the period in which the costs are incurred. Where the grant relates to an asset, it is recognized as a reduction to the net book value of the related asset and then subsequently in net loss over the expected useful life of the related asset through lower charges to amortization and impairment.

[14]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

3. Short-term investments

All GIC’s at December 31, 2021 matured during 2022 and were not reinvested. For December 31, 2021, interest rates ranged from 0.85% to 0.87%.

4. Accounts Receivable

	December 31,	December 31,
	2022	2021
Trade receivables	$-	$806,460
Other receivables	57,065	35,107
	57,065	841,567
Allowance for doubtful accounts	-	-
Net accounts receivable	57,065	841,567

The entire trade receivable was with one client as at December 31, 2021.

5. Prepaid expenses and deposits

	December 31,	December 31,
	2022	2021

Prepaid expenses	$36,157	$74,270
Aircraft deposit	-	191,166
	36,157	265,436

[15]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

6. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. The aircraft deposit is denominated in United States Dollars.

	December 31,	December 31,
	2022	2021

Building	$43,309	$43,309
Aircraft	203,280	191,166
	246,589	234,475

7. Property and equipment

	December 31, 2022
	Cost	Accumulated	Net book
	Base	Amortization	value
Survey equipment	$892,637	$724,002	$168,635
Computers and software	1,265,045	1,249,267	15,778
Furniture and other equipment	528,419	518,552	9,867
Leasehold improvements	1,064,225	714,059	350,166
	3,750,326	3,205,880	544,446

	December 31, 2021
	Cost	Accumulated	Net book
	Base	Amortization	value
Survey equipment	$892,637	$701,911	$190,726
Computers and software	1,265,045	1,242,504	22,541
Furniture and other equipment	528,419	516,084	12,335
Leasehold improvements	1,084,573	685,412	399,161
	3,770,674	3,145,911	624,763

[16]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

8. Right of use assets

	December 31, 2022
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,847,617	$1,407,743	$439,874
Office Building	1,725,414	915,773	809,641
Printer	9,716	139	9,577
	3,582,747	2,323,655	1,259,092

	December 31, 2021
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,870,808	$1,073,365	$797,443
Office Building	1,805,447	664,372	1,141,075
Printer	17,794	13,060	4,734
	3,694,049	1,750,797	1,943,252

In the fourth quarter of 2021, the Company determined it was reasonably certain it would extend the term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year. The incremental borrowing rate is 11.2%. The Company recognized an additional $615,737 Aircraft ROU assets and US$493,166 ($630,266) additional Lease obligations at December 31, 2021. Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

On March 15, 2022, the Company surrendered 826 square feet of its office building lease to the landlord. The Company incurred a surrender fee of $14,000. The Company derecognized the following amounts on its balance sheet in the first quarter.

Right of Use Assets	$80,033
Lease obligations	83,095

[17]

9. Intellectual property

	December 31, 2022
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$12,355,134	$12,915,866
SFD® Geothermal Right acquired	275,610	22,967	252,643
	25,546,610	12,378,101	13,168,509

	December 31, 2021
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$10,670,400	$14,600,600
SFD® Geothermal Right acquired	275,610	9,187	266,423
	25,546,610	10,679,587	14,867,023

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from the CEO, and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The Hydrocarbon Right is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

[18]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from Mr. George Liszicasz, the former President and CEO of NXT (“CEO”) on April 18, 2021. The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CAD$15,000 signature milestone payment paid in August 2021;
4.	US$200,000 milestone payment which will become due in the event that the Company's cash balance exceeds CAD$5,000,000 due to receipt of specifically defined funds from operations; and
5.

US$250,000 milestone payment which will become due in the event that the Company executes and completes and receives full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed and payment of at least US$5,000,000 is received by April 18, 2023.

As of December 31, 2022, the Company has recognized $275,610 for the acquisition Geothermal Right which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000. Before the 300,000 common shares were issued by the Company, the value of the common shares was recorded as Contributed capital. Upon Toronto Stock Exchange (the “TSX”) approval, the amount recognized of $207,300 less issuance costs of $42,697 were reclassified to common shares. The cost of the remaining two milestones will be recognized when it is deemed probable that these two milestones will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors. The Board of Directors delegated authority to the special committee to determine when the milestones have been achieved. As of December 31, 2022 the remaining two milestones are still deemed not probable of being achieved.

The current book value of the Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5 year aggregate total of approximately $68,902.

[19]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

10. Accounts payable and accrued liabilities

	December 31,	December 31,
	2022	2021
Accrued liabilities related to:
Consultants and professional fees	$533,863	$203,732
Payroll	397,500	79,544
Board of director’s fees	162,500	-
Expenses owed to an executive officer (Note 24)	-	11,467
Vacation accrued	62,413	102,536
	1,156,276	397,279
Trade payables and other	119,960	103,346
	1,276,236	500,625

11. Long-term debt

On May 26, 2021, the Company received $1,000,000 from the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program (“HASCAP Loan”), funded by the Royal Bank of Canada. The HASCAP Loan is a $1,000,000 non-revolving ten year term credit facility with an interest rate of 4%. Repayment terms were interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by BDC.

Repayment of principal and interest:
2023	$146,481
2024	142,037
2025	137,593
2026	133,148
2027	128,704
2028 to 2031	406,204
Total principal and interest payments	1,094,167
Less interest	(158,982)
Total principal remaining	935,185
Current portion of long-term debt	111,111
Non-current portion of long-term debt	824,074

[20]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

12. Lease obligation

	December 31,	December 31,
	2022	2021
Aircraft	$378,769	$712,762
Office Building	858,378	1,185,356
Printer	9,576	4,486
	1,246,723	1,902,604
Current portion of lease obligations	650,315	532,936
Long-term lease obligations	596,408	1,369,668

Maturity of lease liabilities:	Weighted Average Remaining Lease Term
2023	$740,800	2.3 years
2024	382,842	1.7 years
2025	259,528	0.8 years
2026	3,140	0.9 years
Total lease payments	1,386,310
Less imputed interest	(139,587)
Total discounted lease payments	1,246,723
Current portion of lease obligations	650,315
Non-current portion of lease obligations	596,408

	Lease Term Till	Option to Extend	Incremental Borrowing Rate
Aircraft	April 2024	Executed	11.2%
Office Building	September 2025	No	6.1%
Printer	November 2026	No	10.8%

The Company’s total lease expenditures for the year ended December 31, 2022 was $771,968 (2021 - $966,762, 2020 – $1,262,109).

13. Asset Retirement Obligations

Asset retirement obligations ("ARO") relate to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

[21]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

	2022	2021	2020
ARO balance, beginning of the year	$22,337	$22,741	$21,481
Accretion expense	2,069	2,069	2,069
Change in ARO estimates	168	(2,473)	-
Costs incurred	-	-	(809)
ARO balance, end of the year	24,574	22,337	22,741

14. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal period ending December 31,	Office Premises
2023	$225,255
2024	225,255
2025	168,941
619,451

15. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the years ended December 31,
	2022		2021
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	65,250,710	$95,779,352	64,437,790	$95,327,123
Rights offering, net of issuance costs	2,149,180	216,062	-	-
Private placement, net of issuance costs	1,148,282	216,182	-	-
Employee Share Purchase Plan	188,633	89,127	304,550	173,023
Restricted Stock Units	212,304	122,925	208,370	114,604
SFD® Geothermal Right (Note 9)	-	-	300,000	164,602
As at the end of the year	68,949,109	96,423,648	65,250,710	95,779,352

[22]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

For the year ended December 31,
	2020
	# of shares	$ amount
As at the beginning of the year	64,406,891	$95,313,064
Employee Share Purchase Plan	30,899	14,059
As at the end of the year	64,437,790	95,327,123

On December 2, 2022, NXT closed the Rights Offering that had been announced on October 31, 2022. The Company issued 2,149,180 common shares a price of $0.18 per common share, for aggregate gross proceeds of a $386,852. Share issue costs of $170,790 were recorded as a reduction to share capital.

On December 22, 2022 the Company announced a multi-tranche private placement (the “Private Placement”) at $0.195 per share. At December 22, 2022 the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732.

January 25, 2023, the Company closed the Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common shares, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $1,170.

In December 2021, the TSX approved the issuance of 300,000 common shares for the SFD® Geothermal Right for a value of $207,300 less issuance costs of $42,697 (Note 9). Before the approval of the TSX, the Company recorded the value of the common share consideration in Contributed capital.

16. Loss per share

	For the years ended December 31,
	2022	2021	2020
Net loss for the year	$(6,733,076)	$(3,123,799)	$(6,028,228)
Weighted average number of shares outstanding for the year:
Basic	65,602,875	64,658,380	64,409,170
Diluted	65,602,875	64,658,380	64,409,170
Net loss per share – Basic	$(0.10)	$(0.05)	$(0.09)
Net loss per share – Diluted	$(0.10)	$(0.05)	$(0.09)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

[23]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

17. Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at December 31, 2022, include stock options, restricted stock units (“RSUs”), deferred share units (“DSUs”) and the employee share purchase plan (“ESP Plan”). The following tables provide information about stock option, RSU, DSU, and ESP Plan activity.

For the years ended December 31,
	2022	2021	2020
Stock Option Expense	$22,552	$26,250	$34,223
Deferred Share Units	-	-	15,000
Restricted Stock Units	153,343	154,715	111,060
Employee Share Purchase Plan	39,389	106,935	8,133
Total stock based compensation expense	215,284	287,900	168,416

[24]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

Stock Options:

The following is a summary of stock options which are outstanding as at December 31, 2022.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.17	69,200	69,200	4.9
$0.44	21,360	21,360	3.5
$0.51	16,000	16,000	2.7
$0.52	100,000	100,000	1.5
$0.55	30,000	30,000	2.1
$0.59	150,000	150,000	0.8
$0.62	18,050	18,050	4.0
$0.68	14,750	14,750	3.7
$0.68	17,500	17,500	4.5
$0.72	24,460	24,460	4.4
	461,320	461,320	2.4

[25]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options which are outstanding at the end of the current year and as at the prior fiscal years ended December 31, 2021 and 2020 are as follows:

For the years ended December 31,
	2022		2021
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the year	358,660	$0.56	421,000	$0.83
Granted	134,060	$0.40	62,660	$0.56
Expired	-	-	(125,000)	$(1.48)
Cancelled	(31,400)	$(0.51)
Options outstanding, end of the year	461,320	$0.51	358,660	$0.56
Options exercisable, end of the year	461,320	$0.51	358,660	$0.56

For the year ended December 31,
	2020
		Weighted
	# of stock	Average
	Options	exercise price
Options outstanding, start of the year	1,169,500	$1.48
Granted	46,000	$0.54
Expired	(794,500)	$(1.77)
Options outstanding, end of the year	421,000	$0.83
Options exercisable, end of the year	421,000	$0.83

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board of Directors.

[26]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the year ended	2022	2021	2020
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	5.0	5.0	5.0
Weighted average expected volatility in the price of common shares	75%	108%	138%
Weighted average risk free interest rate	3.05%	0.38%	1.12%
Weighted average fair market value per share at grant date	$0.40	$0.56	$0.54

On January 6, 2023 the Company announced the grant of 2,050,000 incentive stock options at a price of $0.216 to employees, officers and directors. These incentive stock options will vest upon receipt of cash for SFD® services performed: 1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million.

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current year and as at the prior fiscal years ended December 31, 2021 and 2020 are as follows:

	For the years ended December 31,
Opening balance	2022	2021	2020
Opening balance	37,354	37,354	-
Granted	-	-	37,354
Closing balance	37,354	37,354	37,354

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. In the third quarter of 2022, the Company settled the RSUs that vested with shares and cash, and intends to continue to settle the RSUs in shares and cash.

[27]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current year and as the end of the prior fiscal years ended December 31, 2021 and 2020 are as follows:

For the years ended December 31,
	2022		2021
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the year	696,666	$0.61	1,200,000	$0.79
Granted	-	-	-	-
Common shares issued	(212,304)	$(0.58)	(208,370)	$(0.55)
Payroll withholdings settled in cash	(136,028)	$(0.58)	(139,964)	$(0.55)
Forfeited	-	-	(155,000)	$(0.79)
RSUs outstanding, end of the year	348,334	$0.21	696,666	$0.61

	For the year ended December 31,
	2020
	# of RSUs	FV/Unit
RSUs outstanding, start of the year	-	-
Granted	1,200,000	$0.45
RSUs outstanding, end of the year	1,200,000	$0.79

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. During 2022, 2021, and 2020 the Company has elected to issue common shares from treasury.

[28]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal years ended December 31, 2021 and 2020 are as follows:

	For the years ended December 31,
	2022		2021
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	105,221	$49,738	127,790	$69,260
Matched by the Company	83,412	39,389	102,641	55,733
Bonus match by the Company	-	-	74,119	48,030
Total Common Shares issued	188,633	89,127	304,550	173,023

For the year ended December 31,
	2020
	# of shares	$ amount
Purchased by employees	16,686	$7,592
Matched by the Company	14,213	6,467
Total Common Shares issued	30,899	14,059

If the employee does not withdraw common shares from the ESP Plan in the first year of their participation, the Company will match an additional 100% of the employee contributions, up to $15,000 per employee (the “Bonus Match”). The Company matched employee contributions for a total of $52,867, less any payroll withholdings in 2021. As at December 31, 2022 the Company has accrued $nil for the Bonus Match ($nil as at December 31, 2021).

18. Income Tax Expense

Payments made to NXT for services rendered to clients and branch offices in certain countries may be subject to foreign income and withholding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions.

[29]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

For the years ended December 31,
	2022	2021	2020

Net loss before income taxes	$(6,733,076)	$(3,123,799)	$(6,028,228)
Canadian statutory income tax rate	23.0%	23.0%	24.0%
Income tax (recovery) at statutory income tax rate	(1,548,607)	(718,474)	(1,446,775)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	53,379	67,948	44,225
Change in statutory tax rates	(11,997)	(92,850)	(131,242)
Foreign exchange adjustments	-	662	29,910
True-up	(3,280)	-	-
Other	(33,113)	1,206,056	258,091
Change in valuation allowance	1,543,618	(463,342)	1,245,791
Income tax expense (recovery)	-	-	-

Effective July 1, 2020, the Province of Alberta decreased its corporate tax rate from 10% to 8%.

A valuation allowance has been provided for the Company’s deferred income tax assets due to uncertainty regarding the amount and timing of their potential future utilization, as follows:

For the years ended December 31,
	2022	2021	2020
Net operating losses carried forward:
Canada (expiration dates 2027 to 2041)	$9,136,353	$8,051,504	$7,809,363
USA (expiration dates 2023 to 2026)	169,359	248,289	1,223,212
Timing differences on property & equipment, Right
of Use of Assets, Lease obligations and financing costs	1,726,603	1,674,085	1,945,086
SRED Expenditures	676,518	575,747	369,522
Foreign Tax Credit	285,772	285,772	285,772
	11,994,605	10,835,397	11,632,955
Intellectual property	(3,028,757)	(3,411,411)	(3,745,627)
Less valuation allowance	(8,965,848)	(7,423,986)	(7,887,328)

19. Financial instruments

Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables and accrued liabilities, long-term debt and lease obligations. The carrying value of these financial instruments, excluding lease obligations and long-term debt, approximates their fair values due to their short terms to maturity.

[30]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents and accounts receivable reflects management’s assessment of maximum exposure to credit risk. At December 31, 2022, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings. The Company manages Accounts Receivable credit risk by requiring advance payments before entering into certain contract milestones and when possible, accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2022, the Company held net U.S. dollar liabilities totaling US$231,161. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2022 would have had an approximately $31,327 effect on the unrealized foreign exchange gain or loss for the year.

20. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the years ended December 31,
	2022	2021	2020
Accounts receivable	$784,502	$123,587	$406,114
Note receivable	-	-	324,700
Prepaid expenses and deposits	229,279	3,262	19,600
Accounts payable and accrued liabilities	741,326	14,375	(120,767)
Contractual obligations	-	(127,507)	(3,879)
	1,755,107	13,717	625,768

[31]

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

21. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the year ended December 31, 2021 were generated solely from a single client and the Hydrocarbon Right. Revenues for the year ended December 31, 2020 were the result of the forfeiture of a non-refundable deposit. There were no revenues attributable to the Geothermal Right since its acquisition in 2021.

	2022	2021	2020
International	$-	$3,134,250	$-
Other	-	-	136,566
	-	3,134,250	136,566

22. SFD® related costs

SFD® related costs include the following:

For the years ended December 31,
	2022	2021	2020
Aircraft Operations
Charter Hire Reimbursements	$-	$(389,513)	$(662,383)
Lease payments	404,777	412,742	453,101
Operating Expenses	773,406	1,085,640	1,320,352
	1,178,183	1,108,869	1,111,070
Survey Projects	-	115,299	-
	1,178,183	1,224,168	1,111,070

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the years ended December 31, 2022, 2021 and 2020

(Expressed in Canadian dollars unless otherwise stated)

23. Government Grants

During the years ended December 31, 2021 and 2020, the Company received government grants through the Canada Emergency Wage Subsidy (“CEWS”), the Canada Emergency Rent Subsidy (“CERS”) and the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”). The CEWS, CERS and the NRC IRAP were recognized as a reduction to general and administrative expenses.

	For the years ended December 31,
	2022	2021	2020
CEWS	$-	$226,607	$292,161
CERS	-	188,983	58,526
NRC IRAP	-	50,000	-
Government grants recognized	-	465,590	350,687

24. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Accounts payable and accrued liabilities includes a total of $76,843 ($16,000 as at December 31, 2021) payable to this law firm.

Accounts payable and accrued liabilities includes $nil ($11,467 as at December 31, 2021) related to reimbursement of expenses owing to an executive officer and $162,500 ($nil as at December 31, 2021) for Board of Director’s fees.

A company owned by a family member of a former executive officer was contracted to provide presentation design services to the Company during 2021.

As discussed in Note 9, the Company acquired the Geothermal Right from its former Chairman, President and Chief Executive Officer, Mr. Liszicasz on April 18, 2021.

	For the years ended December 31,
	2022	2021	2020
Legal Fees	$92,308	$85,815	$224,479
Design Services1.	-	4,013	-
1. US$3000

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